Exhibit 3.4

Regency Centers, L.P.

Amendment Dated August 16, 2023

FIFTH Amended and Restated Agreement of Partnership Relating to

6.250% Series A Cumulative Redeemable Preferred Units

This Amendment (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership, dated as of February 1, 2014 (as amended through the date hereof, the “Partnership Agreement”), of Regency Centers, L.P., a Delaware limited partnership (the “Partnership”), is made as of the 16th day of August, 2023, by Regency Centers Corporation, a Florida corporation, as general partner (the “General Partner”) (all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Partnership Agreement).

WHEREAS, Section 4.2(b) of the Partnership Agreement provides for the issuance by the Partnership to the General Partner of Partnership Interests in the same number and having designations, preferences and other rights substantially similar to the designations, preferences and other rights of shares issued by the General Partner;

WHEREAS, the General Partner will contribute the proceeds from the issuance of such shares, including any assets acquired in exchange for such shares, to the Partnership immediately following the closing of the issuance of such shares in exchange for the Series A Preferred Units (as defined below);

NOW, THEREFORE, pursuant to the authority contained in Section 4.2(b) of the Partnership Agreement, the General Partner hereby amends the Partnership Agreement as follows:

1. Designation and Number. A series of Preferred Units, designated the 6.250% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), is hereby established. The number of Series A Preferred Units shall initially be 4,600,000.

2. Maturity. The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund.

3. Ranking. The Series A Preferred Units will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Units of the Partnership, and to all classes or series of Units of the Partnership now or hereafter authorized, issued or outstanding, the terms of which provide that such Units shall rank junior to the Series A Preferred Units with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Partnership, (b) on a parity with the 5.875% Series B Cumulative Redeemable Preferred Units (the “Series B Preferred Units”), and with all other Units issued by the Partnership, the terms of which specifically provide that such Units rank on a parity with the Series B Preferred Units and the Series A Preferred Units with respect to dividend rights or other rights upon liquidation, dissolution or winding up of the Partnership, and (c) junior to all existing and future indebtedness of the Partnership, and to any Units that the Partnership may issue in the future the terms of which specifically provide that such Units rank senior to the Series A Preferred Units with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Partnership.

4. Dividends.

(a) Holders of the Series A Preferred Units are entitled to receive, when and as authorized by the Board of Directors and declared by the Partnership, out of funds legally available for the payment of dividends, preferential cumulative dividends payable in cash at the rate per annum of $1.5625 per Series A Preferred Unit (the “Annual Dividend Rate”), which is equivalent to a rate of 6.250% per annum of the Liquidation Preference.

(b) Dividends on the Series A Preferred Units shall be cumulative from and including August 1, 2023 and shall be payable in arrears for each quarterly period ending January 31, April 30, July 31 and October 31 on January 31, April 30, July 31 and October 31, respectively, of each year, or, if any such date shall not be a business day, not later than the next succeeding business day (each, a “Dividend Payment Date”). The amount of dividends payable on each Dividend Payment Date for the Series A Preferred Units shall be computed by dividing the Annual Dividend Rate by four. The first dividend will be payable on October 31, 2023, with respect to the period commencing on August 1, 2023, as if the Series A Preferred Units were issued and outstanding on that date and ending October 31, 2023. The amount of any dividend payable on the Series A Preferred Units with respect to any period (that is shorter or longer than one full quarterly period) will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record of the Partnership at the close of business on the applicable record date determined each quarter by the Board of Directors, which shall not be more than 30 days preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”).

(c) No dividends on the Series A Preferred Units shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

(d) Notwithstanding the foregoing, dividends on outstanding Series A Preferred Units will accrue whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accrued but unpaid dividends on the Series A Preferred Units will not bear interest and holders of the Series A Preferred Units will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be authorized, declared and paid or authorized, declared and set apart for payment on any Units of the Partnership ranking, as to dividends, on a parity with the Series A Preferred Units (other than a dividend in the Common Units or in any other class or series of Units ranking junior to the Series A Preferred Units as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for such payment on outstanding Series A Preferred Units for all past dividend periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Units and any other series of Preferred Units ranking on a parity as to dividends with the Series A Preferred Units, all dividends authorized and declared upon the Series A Preferred Units and any other series of Preferred Units ranking on a parity as to dividends with the Series A Preferred Units shall be authorized and declared ratably so that the amount of dividends authorized and declared per Series A Preferred Unit and such other series of Preferred Units shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Units and such other series of Preferred Units (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Units does not have a cumulative dividend) bear to each other.

(e) Except as described in Section 4(d) above, unless full cumulative dividends on outstanding Series A Preferred Units have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in Common Units or other Units ranking junior to the Series A Preferred Units as to dividends and upon liquidation) shall be authorized, declared and paid or authorized, declared and set apart for payment, nor shall any other distribution be authorized and declared or made upon the Common Units, or any other Units of the Partnership ranking junior to or on a parity with the Series A Preferred Units as to dividends or upon liquidation, nor shall any Common Units, or any other Units of the Partnership ranking junior to or on a parity with the Series A Preferred Units as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration by the Partnership. Holders of the Series A Preferred Units shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Units as provided above. Any dividend payment made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of Series A Preferred Units are entitled to be paid out of the assets of the Partnership legally available for distribution to its unitholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to, but excluding, the date of payment (whether or not declared), but without interest, before any distribution of assets is made to holders of Common Units or any other class or series of Units of the Partnership that ranks junior to the Series A Preferred Units as to liquidation rights. However, the holders of the Series A Preferred Units will not be entitled to receive the Liquidation Preference, plus any accrued and unpaid dividends, of such shares until the Liquidation Preference of any other series or class of the Partnership’s Units hereafter issued which ranks senior as to liquidation rights to the Series A Preferred Units has been paid in full. The holders of Series A Preferred Units and all series or classes of the Partnership’s Units which rank on a parity as to liquidation rights with the Series A Preferred Units are entitled to share ratably, in accordance with the respective preferential amounts payable on such Units, in any distribution (after payment of the liquidation preference of any Units of the Partnership that ranks senior to the Series A Preferred Units as to liquidation rights) which is not sufficient to pay in full the aggregate of the amounts payable thereon. Holders of Series A Preferred Units will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership. The consolidation or merger of the Partnership with or into any other Partnership, trust or entity or of any other Partnership with or into the Partnership, or the sale, lease or conveyance of all or substantially all of the property or business of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership.

(b) In determining whether a distribution to holders of Series A Preferred Units (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of Units of the Partnership or otherwise is permitted under the Revised Uniform Limited Partnership Act of Delaware (the “Act”), no effect shall be given to amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Units of the Partnership whose preferential rights upon dissolution are superior to those receiving the distribution.

6. Mandatory Redemption. The Series A Preferred Units may not be redeemed except to the extent that the General Partner redeems its 6.250% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”), in which case the Partnership shall redeem one Series A Preferred Unit for each share of Series A Preferred Stock that the General Partner redeems.

7. Status of Redeemed or Acquired Units. Any Series A Preferred Units that shall at any time have been redeemed, or that the Partnership otherwise acquires, shall after such redemption or acquisition, have the status of authorized but unissued Preferred Units, without designation as to class or series until such Units are once more designated as part of a particular class or series by the General Partner.

8. Conversion Rights. Series A Preferred Units are not convertible into or exchangeable for any other property or securities of the Partnership, except to the extent that the holders of the Series A Preferred Stock convert the Series A Preferred Stock into shares of the General Partner’s common stock, in which case the Partnership shall convert one Series A Preferred Unit into the same number of Common Units that the holders of the Series A Preferred Stock convert the Series A Preferred Stock into shares of the General Partner’s common stock. If the holders of the Series A Preferred Stock receive cash, securities or other property upon conversion of the Series A Preferred Stock, the Series A Preferred Units shall also convert into such cash, securities or other property.

9. Voting Rights. Holders of the Series A Preferred Units will not have any voting rights, except as required by the Act.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER

REGENCY CENTERS CORPORATION

By:	/s/ Michael Herman
Michael Herman
Senior Vice President, Secretary and General Counsel

[Signature Page to the Amendment of the Fifth Amended and Restated Limited Partnership

Agreement of Regency Centers, L.P. – Series A Units]